# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silvia, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022
Date of event which requires filing of this statement: 10/21/2026
Amends the filing with accession number 0001493152-26-046134
Filed by CIK 0002067990
Persons authorized to receive notices and communications: Anthony Pompliano, 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022, 415-515-7301

## Reporting persons
- Anthony Pompliano (CIK 0002067990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 298,000; shared voting power 14,349,594; sole dispositive power 298,000; shared dispositive power 14,349,594; aggregate amount beneficially owned 14,647,594 (19.5% of the class)
  Comment: Based on 75,189,167 shares of Common Stock outstanding as of October 23, 2026, as confirmed by the Issuer's transfer agent.
- Inflection Points Inc, d/b/a Professional Capital Management (CIK 0002091433): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,349,594; sole dispositive power 0; shared dispositive power 14,349,594; aggregate amount beneficially owned 14,349,594 (19.1% of the class)
  Comment: Based on 75,189,167 shares of Common Stock outstanding as of October 23, 2026, as confirmed by the Issuer's transfer agent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Silvia, Inc.
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No shares of Common Stock were acquired by the Reporting Persons in connection with the event requiring the filing of this Amendment No. 4. The change in the Reporting Persons' percentage ownership reported herein results solely from a reduction in the number of shares of Common Stock outstanding as a result of repurchases of Common Stock by the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons did not participate in the Issuer's share repurchase program. As previously disclosed in Item 6 of the Schedule 13D, pursuant to the Silvia Merger Agreement, for a period of two (2) years following the Closing Date, Professional Capital Management is prohibited from participating in any repurchase by the Issuer of Common Stock. The information set forth in Item 4 of the Schedule 13D with respect to the Reporting Persons' plans and proposals, and their reservation of the right to change such plans and proposals, remains unchanged. Mr. Pompliano continues to serve as Chairman and Chief Executive Officer of the Issuer and, in that capacity, participates in the Issuer's decisions with respect to the matters described in Item 4 of the Schedule 13D, including the Issuer's share repurchase program.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 14,647,594 shares of Common Stock, representing approximately 19.48% of the outstanding Common Stock, as follows: (i) 298,000 shares of Common Stock held directly by Mr. Pompliano, and (ii) 14,349,594 shares of Common Stock held by Professional Capital Management. Mr. Pompliano is the Chief Executive Officer of Professional Capital Management and maintains beneficial ownership, including voting and dispositive control, over the shares of Common Stock held by Professional Capital Management. Professional Capital Management beneficially owns 14,349,594 shares of Common Stock, representing approximately 19.08% of the outstanding Common Stock. The percentages set forth in this Item 5 and in Row (13) of the cover pages of this Amendment No. 4 are based on 75,189,167 shares of Common Stock outstanding as of October 23, 2026, as reported by the Issuer's transfer agent; the percentages in Row (13) are rounded to the nearest tenth of one percent in accordance with the instructions to the cover page. The percentage ownership of Mr. Pompliano and of Professional Capital Management has increased from 18.45% and 18.08%, respectively, as reported in Amendment No. 3, solely as a result of a reduction in the number of shares of Common Stock outstanding due to repurchases of Common Stock by the Issuer. The 14,647,594 shares of Common Stock reported herein exclude the 453,426 Escrow Shares, which remain in the Escrow Account and over which the Reporting Persons do not have voting or dispositive power, and any Earnout Shares that may be issued pursuant to the Silvia Merger Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Pompliano has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 298,000 shares of Common Stock held directly by him, and shares the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the 14,349,594 shares of Common Stock held by Professional Capital Management. The previously filed Amendment No. 3 contained a scrivener's error stating that Mr. Pompliano directly held 298,001 shares of Common Stock. This Amendment No. 4 corrects that error. Such shares are set forth in Rows (7) through (10) of the cover pages of this Amendment No. 4.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 4, the Reporting Persons have not effected any transactions in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Anthony Pompliano: /s/Anthony Pompliano, Individual (10/23/2026)
- Inflection Points Inc, d/b/a Professional Capital Management: /s/Anthony Pompliano, Anthony Pompliano, CEO (10/23/2026)